EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Inland Diversified Real Estate Trust, Inc.:

We consent to the use of our report dated March 26, 2010, with respect to the consolidated balance sheets of Inland Diversified Real Estate Trust, Inc. as of December 31, 2009 and 2008 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2009 and the period from June 30, 2008 (inception) through December 31, 2008 and the related financial statement schedule and to the reference to our firm under the heading "Experts" in the registration statement on Form S-11 (registration no. 333-153356), and related prospectus, of Inland Diversified Real Estate Trust, Inc.

/s/ KPMG LLP

Chicago, Illinois

April 5, 2010